TROUTMAN SANDERS LLP

                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


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Timothy I. Kahler                                       Direct Dial:212-704-6169
timothy.kahler@troutmansanders.com                         Fax:     212-704-5948


                                                              February 7, 2006


Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:    Tangela S. Richter, Branch Chief
         Mail Stop 7010

               Re: Form 10-KSB/A For Cadence Resources Corporation

Dear Ms. Richter:

      On behalf of Cadence Resources Corporation we are filing herewith a Form 10-KSB/A which amends and restates Cadence's annual report on Form 10-KSB for the fiscal year ended September 30, 2005. This amendment incorporates changes made in response to your letter dated January 25, 2006. Cadence has asked that we describe in this letter its responses to the comments contained in your January 25, 2006 letter with respect to the December 29, 2005 filing of its annual report on Form 10-KSB/A for the fiscal year ended September 30, 2005. The comment numbers below in this letter correspond to the comment numbers set forth in the comment letter. To facilitate the staff's review, the text of each comment is set forth below and, where appropriate, the descriptions of the responses are keyed to the page numbers of the amendment.

      For the staff's convenience, we will also be delivering to the Commission, by express courier, paper copies of the amendment marked to show changes since the December 29, 2005 filing of the Form 10-KSB.

      Cadence is concurrently filing amendments to its registration statements on Form SB-2 (SEC file No. 333-130769 and SEC file No. 333-110099). In each of those filings Cadence is where appropriate making changes that are parallel to the changes being made to the Form 10-KSB by this amendment for the fiscal year ended September 30, 2005 being filed herewith and as described below in this letter.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 2

      Comment No. 1: Please note that we will not be in a position to declare either the pending post-effective amendment or the registration statement effective until all comments have been addressed.

      Response to Comment No. 1: Cadence believes that all of the comments have been appropriately addressed either through additional disclosures in the document filed herewith or as otherwise described in this letter. If the Staff concurs, Cadence would therefore appreciate the Staff's assistance in making the two registration statements effective at the earliest possible time.


      Comment No. 2: We note that you did not include all applicable disclosures required under SFAS 69 in your above pending registration statement on Form SB-2. Please include such disclosure. Also, we note that this disclosure is missing from your registration statement on Form S-4 that was declared effective on September 22, 2005. In this regard, please advise us of your views on whether this prospectus meets the requirements of Section 10 of the Securities Act. We may have further comment.

      Response to Comment No. 2: The applicable disclosures required under SFAS 69 have been included as supplemental, unaudited financial information beginning on page F-28 of the amendment filed herewith.

      For several reasons, Cadence believes that the omission of this information from its registration statement on Form S-4 and the prospectus contained therein does not disqualify that prospectus as a prospectus that meets the requirements of Section 10 of the Securities Act of 1933.

      o First, the SFAS 69 information that was omitted from the disclosures concerning Cadence's oil and gas properties represents a relatively small part of a thorough disclosure document. Cadence does not dismiss the possible importance of the information to any particular reader of the prospectus. However, in the overall context of a prospectus containing substantial disclosures about the Cadence and Aurora financial condition, results of operations, businesses, properties, risks and management, Cadence believes that the absence of the disclosures in question does not render the prospectus materially misleading by any standard.

      o Second, substantial information concerning Cadence's oil and gas properties and reserves are included in the management discussion and analysis section of the registration statement, as well as in the notes to the financial statements included therein.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 3

      o Third, the registration statement and prospectus related to the combination of Cadence with Aurora Energy, Ltd. Because Aurora was a substantially larger company than Cadence by every relevant measure, information pertaining to Cadence is less material than the material pertaining to Aurora. This is especially true when comparing the oil and gas properties controlled by the two companies. For example, as shown in the Form S-4 registration statement and its prospectus:

            |X| Cadence's proved oil and gas reserves had an estimated undiscounted future net income of $3,346,900, while the comparable amount for Aurora was $128,549,960, about thirty-eight times greater than the amount for Cadence.

            |X| Cadence had a total of 10,065 gross acres of oil and gas properties, while the comparable amount of acreage for Aurora was 416,335, about forty-one times greater than the acreage for Cadence.

      o Fourth, as discussed in the S-4, a major reason Aurora's board of Directors decided to merge with Cadence was the improved access to financial markets that Aurora anticipated due to being part of a public company. This improved access to capital was important to Aurora because so much of its acreage is undeveloped, and in order to develop that acreage it will require additional financial resources. Thus, Cadence's oil and gas reserves, while not irrelevant, were not necessarily overriding factors in the decision to acquire Cadence.

      o Fifth, the acquisition of Aurora by Cadence was pursuant to a negotiated, voluntary merger agreement. In the process of negotiating the merger, each side conducted its due diligence and in that connection Aurora and its Board of Directors obtained all the information they believed they needed to evaluate Cadence and its operations, assets and obligations.

      o Sixth, contemporaneous with the execution of the merger agreement with Cadence, Aurora completed a private placement. The private placement investors required, as a condition to their investment, that Aurora shareholders with the power to vote approximately 44% of the outstanding Aurora shares sign an agreement to vote in favor of the merger with Cadence. An additional 18% of the outstanding Aurora shares were held by investors in the private placement who were not signatories to the voting agreement. Thus, as a practical matter, a favorable vote on the merger with Cadence was assured, because the private placement investors intended to vote in favor of the merger.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 4

      Comment No. 3: Include the undertakings required by Item 512 of Regulation S-K.

      Response to Comment No. 3: The undertaking specified by paragraph (g)(ii) of Item 512 of Regulation S-B has been added to Part II of the registration statements.


      Comment No. 4: Identify the person who is signing as your principal accounting officer.

      Response to Comment No. 4: Lorraine M. King's dual capacities as principal financial officer and principal accounting officer of Cadence have been duly reflected on the signature page to the Form 10-KSB/A.


      Comment No. 5: To the extent applicable, please make all parallel changes to your Form SB-2 filed on December 29, 2005.

      Response to Comment No. 5: As noted above, Cadence is concurrently filing amendments to the Form SB-2, File No. 333-110099, and File No. 333-130769, and is where appropriate including parallel changes in each of those filings.


      Comment No. 6: We note you presented the "Present Value" of your proved reserves (or what is more commonly known as PV-10) as of September 30, 2005, which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must remove the PV-10 disclosure or provide all disclosures required by Item 10(h) of Regulation S-B.

      Response to Comment No. 6: This information has been deleted.

      Comment No. 7: Please provide an introductory paragraph to your unaudited pro forma information. In your disclosure, please address all required elements described in paragraph (b)(2) of Rule 11-02 of Regulation S-X.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 5

      Response to Comment No. 7: Appropriate introductory paragraphs have been provided. Please refer to page 38 (approximately) of the Form 10-KSB/A filed herewith.


      Comment No. 8: We note you purchased a commercial condominium unit in the Copper Ridge Professional Center Five on September 19, 2005. Please tell us where you reflected this purchase in the Statements of Cash Flows. Expand your footnote and MD&A disclosures to provide additional details on the purchase including the purchase price and any future obligations.

      Response to Comment No. 8: Although the promissory note for this purchase was signed on September 19, 2005, the closing of the transaction, and the funding of the principal amount of that promissory note, occurred on October 4, 2005. This corrected date has been appropriately reflected at about pages 26 and 44 of the Form 10-KSB/A filed herewith. Because the transaction occurred after the September 30, 2005 date of the financial statements, the initial cash payment and the promissory note associated with the purchase are not reflected in the financial statements. However, a brief disclosure of the principal financial aspects of the transaction has been added to the management discussion and analysis relating to Aurora under the "Capital Resources and Liquidity" caption at about page 51 of the registration statement, File No. 333-110099 and page 58 of the registration statement, File No. 333-130769.

      Comment No. 9: Please provide disclosures of your critical accounting policies and estimates. In your disclosure, please address the material implications of the uncertainties that are associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

                      (a) An analysis of the uncertainties involved in applying
               the principle and the variability that is reasonably likely to result from its application.

                      (b) An analysis of how you arrived at the measure and how
               accurate the estimate or underlying assumptions have been in the past.

                      (c) An analysis of your specific sensitivity to change
               based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

      Response to Comment No. 9: Disclosure of critical accounting policies and estimates has been provided with respect to Cadence at about page 55 of the Form 10-KSB/A filed herewith.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 6

      Comment No. 10: We note you presented your "loss on disposition and impairment of assets" as a component of "Other income (expense)" line item which is excluded from income from operations. Please include your loss on disposition and impairment of assets in your measure of income from operations, pursuant to SFAS 144, paragraph 45.

      Response to Comment No. 10: The requested change to the Cadence Statements of Operations and Comprehensive Loss has been made. Please refer to page F-4 of the Form 10-KSB/A filed herewith.


      Comment No. 11: We note your securities are classified as available for sale securities which are recorded at fair value on the balance sheet as investments. Under SPAS 115, paragraph 3, the use of fair value accounting for equity securities is generally limited to those that have readily determinable fair values. Please tell us why you believe your investment in Aurora Energy, a non-public company should be classified as an available for sale security and recorded at fair value. Additionally, given the significance of the investment in Aurora Energy, your discussion of investment securities appearing in this footnote should include details on Aurora Energy.

      Response to Comment No. 11: As discussed with Mr. Yong Choi of the Staff, Cadence has revised its financial statement presentation and disclosure with respect to this investment in Aurora stock by including it as a separate line item on the balance sheet (see page F-2) and by adding an explanatory paragraph regarding this investment at the end of note 5 to the Cadence financial statements (see page F-16).

      Comment No. 12: Please tell us and disclose how you accounted for the 500,000 stock options that were expired or forfeited during the year ended September 30, 2005.

      Response to Comment No. 12: The value attributable to these options ($464,310) has been transferred from the stock options line item to the additional paid-in-capital line item in the stockholders' equity section of the balance sheet. The corresponding line is also shown in the statement of stockholders equity. Also, additional disclosure has been added to note 8 to the Cadence financial statements. (See page F-17.)


      Comment No. 13: Please provide all applicable disclosures required under SFAS 69.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 7

      Response to Comment No. 13: As noted above, all applicable disclosures required under SFAS 69 have been provided.


      Comment No. 14: Item 304(a)(l)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise as necessary.

      Response to Comment No. 14: On January 30, 2006, Cadence's legal counsel Tim Kahler discussed this comment with Mr. Ryan Milne of the Division of Corporation Finance. As a result of that discussion, Mr. Milne has concluded that no changes are necessary to Cadence's Form 8-K, as amended, or the related accountants' letter, with respect to Comment Nos. 14, 15 and 16.


      Comment No. 15: Your disclosure should also specifically state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any mailer of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not. resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject mailer of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) and (v) of Regulation S-K.

      Response to Comment No. 15: Please refer to the above response to comment No. 14.

      Comment No. 16: To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      Response to Comment No. 16: Please refer to the above response to comment No. 14.

      Please contact the undersigned at the earliest opportunity to discuss any further comments. Thank you for your assistance in this matter.

United States Securities and Exchange Commission                February 7, 2006
Division of Corporation Finance
Tangela S. Richter, Branch Chief
Page 8

                                                Very truly yours,


                                                /s/Timothy I. Kahler
                                                --------------------------------
                                                Timothy I. Kahler


cc:      Mr. William W. Deneau